Press Release dated July 16, 2003

Call-Net Enterprises subsidiary AlternaCall, announces the closure of a previously announced transaction en Français

(TORONTO, ON), July 16, 2003 — AlternaCall Inc., a subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B), a national provider of residential and business telecommunications services, today announced the closure of the transaction to acquire the assets of Mosaic Performance Solutions Canada (MPS Canada), a private label consumer services company.

With the close of the transaction, MPS Canada’s name has been changed to E-Force, a division of AlternaCall Inc.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to households and businesses. It provides services primarily through its wholly owned subsidiary, Sprint Canada Inc. Call-Net Enterprises and Sprint Canada are headquartered in Toronto and own and operate an extensive national fibre network with over 134 co-locations in nine Canadian metropolitan markets. For more information visit www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact: Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com